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                                                                    EXHIBIT 23.2

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated August 8, 1996, with respect to the statements of combined oil and gas revenues and direct operating expenses of certain oil and gas producing properties to be acquired from Mobil Oil Exploration & Producing Southeast Inc. included in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-10365) and related Prospectuses of Flores & Rucks, Inc. for the registration of $150 million of Senior Subordinated Notes due 2006 and 1,550,000 shares of its common stock.


                                            Ernst & Young LLP

Fort Worth, Texas

September 3, 1996